UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amended and Restated Schedule 13D)*

YPF SOCIEDAD ANÓNIMA
(Name of Issuer)

CLASS D SHARES (PAR VALUE PS. 10 PER SHARE)
(Title of Class of Securities)

984245100
(CUSIP Number)

Fernando Ramírez Mazarredo
Repsol YPF, S.A.
Paseo de la Castellana, 278—280, 28046 Madrid, Spain
Tel:  (011-3491) 348-8100

With a copy to:

Nicholas Adams Kronfeld, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
Tel:  (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984245100	13D/A

1	NAME OF REPORTING PERSONS REPSOL YPF, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 330,945,294
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 330,945,294 CLASS D SHARES
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,945,294 CLASS D SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.46% OF CLASS D SHARES
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.  Security and Issuer

The class of equity securities to which this amended and restated Schedule 13D relates is the Class D Shares, nominal value PS. 10 per share (the “Class D Shares”), of YPF Sociedad Anónima, an Argentine corporation (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at Avenida Pte. R. Sáenz Peña 777, C1035AAC Ciudad Autónoma de Buenos Aires, Argentina.

Item 2.  Identity and Background

The name of the person filing this amended and restated Schedule 13D is Repsol YPF, S.A., a Spanish corporation (together with certain of its affiliates, “Repsol”).

The address of the principal office of Repsol is Paseo de la Castellana, 278—280, 28046 Madrid, Spain.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Repsol is set forth on Schedule A.

Repsol is an integrated oil and gas company engaged in all aspects of the petroleum business, including exploration, development and production of crude oil and natural gas, transportation of petroleum products, LPG and natural gas, petroleum refining, petrochemical production and marketing of petroleum products, petroleum derivatives, petrochemicals, LPG and natural gas.

On January 20, 1999, Repsol acquired 52,914,700 Class A Shares (14.99% of the outstanding capital stock) of the Issuer which were converted to Class D Shares.  Additionally, on April 30, 1999, Repsol announced a tender offer to purchase all outstanding Classes A, B, C and D Shares of the Issuer at a price of U.S. $44.78 per share (the “Offer”).  Pursuant to the Offer, on June 23, 1999, Repsol acquired an additional 82.47% of the outstanding capital stock of the Issuer.  Since June 1999, Repsol acquired additional shares of YPF in other transactions and, as of December 31, 2001, Repsol owned 99.04% of the Issuer’s outstanding capital stock.

On February 21, 2008, Repsol sold 58,603,606 shares of the Issuer’s outstanding capital stock to Petersen Energía, S.A., a Spanish special purpose company (“Petersen Energía”), in the manner described in Item 4 below.  Petersen Energía is a part of the Petersen Group, which is a group of companies with broad experience in Argentine regulated markets that is owned directly or indirectly by the Eskenazi family (the “Petersen Group”).  Petersen Energía’s principal activity is investing in, managing, and administering securities, financial instruments, bonds, and/or shares.  As of February 21, 2008, following the sale to Petersen Energía, Repsol owned 84.46% of the Issuer’s outstanding capital stock.

During the last five years, none of Repsol and, to the best of Repsol’s knowledge, the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

This amended and restated Schedule 13D relates to an agreement by Repsol to sell shares of the Issuer as described in Item 4 below.  Repsol is not purchasing any shares of the Issuer.

Item 4.  Purpose of Transaction

On February 21, 2008, Repsol entered into a transaction (the “Transaction”) with Petersen Energía and in connection with the Transaction: (i) Repsol sold to Petersen Energía, and Petersen Energía purchased from Repsol, Class D shares of the Issuer in the form of restricted American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) representing 14.90% of the outstanding capital stock of the Issuer (the “Shares”) for a purchase price of U.S. $2.235 billion pursuant to a share purchase agreement (the “Share Purchase Agreement”); (ii) Repsol granted certain members of the Eskenazi family options to purchase from Repsol, within four years after the consummation of the Transaction, Class D shares or ADSs of the Issuer representing up to an additional 10.1%

in the aggregate of the outstanding capital stock of the Issuer pursuant to an option agreement for the purchase of 0.1% of the outstanding capital stock of the Issuer (the “First Option Agreement”) and a separate option agreement for the purchase of up to 10% of the outstanding capital stock of the Issuer (the “Second Option Agreement” and, together with the First Option Agreement, the “Options”), in each case at a price per share determined in accordance with the formula described in Item 6 below; (iii) Repsol granted Petersen Energía a role in the management of the Issuer, including the right to appoint certain directors and officers of the Issuer, and customary protections for minority shareholders pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) among Repsol, Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital S.L. and Petersen Energía; (iv) Petersen Energía entered into a senior secured term loan facility (the “Loan”) with certain lenders, the proceeds of which Petersen Energía used to purchase a portion of the Shares that serve as collateral for the Loan; (v) Repsol and the Issuer granted the lenders under the Loan registration rights with respect to the Shares pursuant to a registration rights agreement (the “Registration Rights Agreement”); (vi) Repsol, Petersen Energía and certain members of the Eskenazi family entered into a registration rights agreement with respect to the securities subject to the Options (which agreement is expected to be executed and delivered by the Issuer by no later than March 10, 2008) granting to the parties providing financing in connection with the exercise of the Options, if and when such advances are made, registration rights that are substantially equivalent to those set forth in the Registration Rights Agreement (the “Options Registration Rights Agreement”); (vii) Petersen Energía entered into a subordinated secured credit agreement with Repsol and The Bank of New York, as collateral agent, in the principal amount of U.S. $1,015,000,000 (the “Seller Credit Agreement”), the proceeds of which were used by Petersen Energía to purchase a portion of the Shares; (viii) Repsol entered into an agreement with the administrative agent under the Loan to make certain specified payments if certain conditions contained in the Share Purchase Agreement are not satisfied (the “Direct Agreement”); (ix) Petersen Energía and Repsol entered into an agreement with respect to the payment of specified dividends (the “Dividend Agreement”); and (x) Petersen Energía and Repsol entered into an agreement stipulating the consequences of the failure to comply with certain specified obligations under the Shareholders’ Agreement (the “Supplemental Agreement”).

In addition, Repsol and Petersen Energía have agreed that after the consummation of the Transaction, Repsol may engage in a public stock offering of approximately 20% of the Issuer’s outstanding capital stock.

The foregoing summary of the Transaction contained in this Item 4 is qualified in its entirety by reference to the agreements attached as Exhibits 7.01-7.13 hereto and incorporated by reference herein.

Except as set forth in this amended and restated Schedule 13D and in connection with the agreements described above, Repsol does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)                 As described in Item 2 above, Repsol has previously acquired and, for the purpose of Rule 13d-3 promulgated under the Act, beneficially owns 330,945,294 Class D Shares, representing approximately 84.46% of the Issuer’s outstanding capital stock.

Except as set forth in this Item 5(a), none of Repsol and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any shares of the Issuer.

(b)                 Repsol has sole power to vote and to dispose of 330,945,294 Class D Shares.

(c)                 Except as described in this amended and restated Schedule 13D, during the past sixty days there has been no other transaction in the shares of the Issuer effected by Repsol or, to the knowledge of Repsol, any person named in Schedule A.

(d)                 Inapplicable.

(e)                 Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Share Purchase Agreement

Under the terms of the Share Purchase Agreement, Petersen Energía purchased from Repsol, and Repsol sold to Petersen Energía (the “Purchase and Sale”), 58,603,606 Class D shares of the Issuer, representing 14.90% of the outstanding capital stock of the Issuer for a total purchase price of U.S. $2.235 billion (the “Purchase Price”), or U.S.$38.13758 per share.

The Purchase and Sale is subject to a post-closing condition of certain regulatory approvals, consents and/or authorizations being obtained within 12 months from the date of the Share Purchase Agreement.

Each of the parties to the Share Purchase Agreement agrees to indemnify the other parties to the Share Purchase Agreement for any damages or losses resulting from any misrepresentation, breach or default of any provision under the Share Purchase Agreement, with a maximum total liability equal to the Purchase Price; provided that the total liability with respect to certain representations made by Repsol regarding the Issuer’s Form 20-F for the fiscal year ended December 31, 2006 shall not exceed 10% of the Purchase Price, except in cases of fraud or other similar acts.

In addition to the terms and conditions described above, the Share Purchase Agreement contains other customary provisions.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Share Purchase Agreement, which is attached hereto as Exhibit 7.01 and is incorporated by reference herein.

Shareholders’ Agreement

Voting at Shareholders’ Meetings

Repsol and Petersen Energía are obligated to discuss and attempt to reach agreement on how to vote on proposals presented at shareholders’ meetings involving certain specific matters, including, without limitation, capital increases above PS. 250,000,000, granting or issuance of options or convertible obligations, amendments to the by-laws of the Issuer, reductions in the Issuer’s capital (except as legally required), the merger of the Issuer or any of its subsidiaries (except in the case of mergers between certain subsidiaries) and the divestiture of certain of the Issuer’s subsidiaries and of certain assets. In the event that Repsol and Petersen Energía cannot reach an agreement on any of these certain specific matters, they both must vote against such matters.

Composition of the Issuer’s Board of Directors

The composition of the Issuer’s Board of Directors (the “Board”) shall reflect a proportional representation of Repsol’s and Petersen Energía’s interests in the outstanding capital stock of the Issuer, with (i) Repsol retaining the right to appoint the majority of the members of the Board for so long as it holds the majority of the Issuer’s outstanding capital stock and (ii) Petersen Energía having the right to appoint at least five members of the Board (or three members in the case that its interest in the Issuer decreases to 10% of the Issuer’s outstanding capital stock).

Appointment of Directors and Officers and Certain Board Decisions

Repsol and Petersen Energía also agreed that Mr. Antonio Brufau will remain the Chairman of the Board, Mr. Sebastián Eskenazi will serve as the Chief Executive Officer of the Issuer, Mr. Antonio Gomis, a representative designated by Repsol, will serve as the Issuer’s Chief Operating Officer and Mr. Enrique Eskenazi will serve as a Director of the Issuer and will also serve as a Non-Executive Vice President of the Board.  When Mr. Enrique Eskenazi ceases to hold the position of Director of the Issuer, such non-executive vice presidency will remain vacant.

Certain specific decisions of the Board set forth in the Shareholders’ Agreement shall require the affirmative vote of each of Repsol and Petersen Energía, including without limitation, any action that results in the reduction of the Issuer’s direct or indirect interest in certain subsidiaries, a request for the declaration of insolvency or bankruptcy or, while the Loan is in effect, deregistration with the Securities and Exchange Commission (the “SEC”) or with the Buenos Aires Stock Exchange or other applicable bodies.  In the event that Repsol and Petersen Energía cannot reach an agreement on any of these certain specific decisions, they have agreed to instruct the directors appointed by each of them to vote against such decisions.

Lock-Ups and Transfer Restrictions

Petersen Energía has agreed not to sell any of the Issuer’s shares for a period of five years, subject to certain exceptions, including the condition that if Repsol ceases to hold at least a 35% interest in the Issuer, the five-year lock-up period is terminated.  If the Issuer’s dividend payments are insufficient for Petersen Energía to meet its obligations under the Loan, or if Petersen Energía repays the Loan in full, Petersen Energía may sell shares of the Issuer, subject to certain limitations.  Once Petersen Energía is no longer subject to the lock-up: (i) Petersen Energía may transfer its shares without limitation, (ii) as long as Petersen Energía maintains a minimum interest in the Issuer of between 10% and 15% (depending on whether the members of the Eskenazi family that are beneficiaries of the Options have fully exercised the Options and excluding certain dilution events in respect of capital increases), Repsol must maintain an interest that, combined with Petersen Energía’s holdings, amounts to 40% of the Issuer’s outstanding capital stock, and (iii) while Petersen Energía’s interest in the Issuer exceeds the minimum amounts described in clause (ii) above, Repsol may only transfer its interest to an amount that, combined with Petersen Energía’s holdings, equals at least 40% of the Issuer’s outstanding capital stock, provided that the purchaser is a first-tier company in the oil and gas industry and agrees to be bound by the terms of the Shareholders’ Agreement.

Repsol agrees to hold at least 50.01% of the Issuer’s outstanding capital stock for a period of five years, unless Petersen Energía repays the Loan in full in advance.  Once the Loan has been repaid, Repsol agrees to hold a minimum of 35% of the Issuer’s outstanding capital stock, subject to certain exceptions.

Tag-Along Rights, Right to Participate in Public Offering and Right of First Refusal

If Petersen Energía has repaid the Loan in full, and Repsol sells more than 5% of the outstanding capital stock of the Issuer, Petersen Energía shall have a pro rata tag-along right with respect to such sale by Repsol.  Petersen Energía also has rights to participate, on a pro rata basis, in a public offering of the Issuer’s outstanding capital stock held by Repsol.

Additionally, if either Repsol or Petersen Energía sells a block of the Issuer’s shares representing more than 10% of the Issuer’s outstanding capital stock, the other party shall have a right of first refusal to purchase such shares, subject to certain terms and conditions set forth in the Shareholders’ Agreement.

Acquisition of Certain of Repsol’s Latin American Assets

Repsol and Petersen Energía agree to allow the Issuer to evaluate the possible acquisition by it, at market price, of certain of Repsol’s Latin American assets in order to expand and diversify the Issuer’s business, provided that these acquisitions, if undertaken, should be undertaken with the goal of increasing the Issuer’s net profits and dividends.

Dividends

Repsol and Petersen Energía agree that the dividend policy of the Issuer should be to distribute 90% of the Issuer’s profits as dividends.  They also agree to vote in favor of resolutions needed for the Issuer to distribute an extraordinary dividend of U.S. $850 million, of which half shall be paid in 2008 and half shall be paid in 2009.

Public Offering by Petersen Energía

Repsol agrees not to participate in the tender offer for the Issuer’s shares that Petersen Energía may be required to make as a result of Petersen Energía’s acquisition of more than 15% of the Issuer’s outstanding capital stock.

Duration and Termination

The Shareholders’ Agreement shall remain in effect during the existence of the Issuer, but is subject to immediate termination if Repsol’s interest in the Issuer falls below 12.5%, or if Petersen Energía’s indirect or direct interest in the Issuer falls below 10%.  The Shareholders’ Agreement is also subject to termination if there are certain defaults under the Shareholders’ Agreement, or if within thirty days of the bankruptcy of the other party such bankrupt party cannot provide a sufficient guaranty to the other party.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Shareholders’ Agreement, which is attached hereto as Exhibit 7.02 and is incorporated by reference herein.

Registration Rights Agreement

Under the terms of the Registration Rights Agreement, the Issuer and Repsol, as a shareholder of the Issuer, have agreed to file a resale shelf registration statement under the Securities Act of 1933, as amended, with respect to the Shares, have it declared effective by the staff of the SEC, and keep it continuously effective until certain specified conditions have been met.  On February 20, 2008, the Issuer filed such resale shelf registration statement on Form F-3 with the SEC.  Upon an acceleration of the Loan following an occurrence and during the continuation of an event of default under the Loan (a “Collateral Trigger Event”), Credit Suisse, London Branch, as administrative agent, acting on behalf the holders of the Shares, in connection with a foreclosure by the collateral agent upon the Shares granted as collateral for the Loan, may sell the Shares under the resale shelf registration statement after giving notice to the Issuer; provided that the Issuer has the right to suspend the use of the resale shelf registration statement upon the occurrence of certain specified events in accordance with the terms of the Registration Rights Agreement.  The Shares and the associated registration rights may be transferred by any holder.  In the event that the Issuer fails to keep a continuously effective resale shelf registration statement and a Collateral Trigger Event occurs and continues to occur, the Issuer is required to pay certain specified damages to HSBC Bank plc, as collateral agent, for the benefit of the holders of the Shares.  The Issuer has agreed to indemnify the holders of the Shares and certain of their affiliates for any losses that they incur arising out of or based on an untrue or an alleged untrue statement of a material fact or an omission or an alleged omission of a material fact in the resale shelf registration statement or prospectus, subject to certain specified exceptions.  In connection with information provided to the Issuer by a holder of the Shares, such holder has agreed to indemnify the Company and its affiliates for any losses that they incur arising out of or based on an untrue or an alleged untrue statement of a material fact or an omission or an alleged omission of a material fact in the resale shelf registration statement or prospectus, but only to the extent that the untrue statement or omission or alleged untrue statement or omission is based on information furnished in writing to the Issuer by such holder of the Shares.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 7.03 and is incorporated by reference herein.

Options Registration Rights Agreement

Repsol and Petersen Energía along with certain members of the Eskenazi family entered into a separate registration rights agreement which, upon the exercise of the either of the Options, will grant registration rights with respect to the Option Shares (as defined below) to the certain lenders that finance the exercise of the Options.  The terms of the Options Registration Rights Agreement are substantially similar to the terms of the Registration Rights Agreement.  The Issuer has agreed that by no later than March 10, 2008, it will enter into a registration rights agreement with respect to the Option Shares that is substantially similar to the Options Registration Rights Agreement.

The foregoing description of the Options Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Options Registration Rights Agreement, which is attached as Exhibit 7.13 and is incorporated by reference herein.

Option Agreements

Under the terms of the Options, Repsol granted to certain members of the Eskenazi family the right to purchase during the four-year period after the date of the Transaction from Repsol, free of charges, liens and third-party rights, the number of Class D Shares (the “Option Shares”) necessary for certain members of the Eskenazi family to acquire up to a 10.1% interest in the outstanding capital stock of the Issuer in addition to the 14.90% interest in the outstanding capital stock of the Issuer acquired pursuant to the Share Purchase Agreement, subject to certain terms and conditions set forth in the Options.  The exercise price to purchase the Option Shares is determined in accordance with the following formula:  (i) U.S. $15 billion multiplied by the consumer price index published monthly by the United States Bureau of Labor Statistics,  (ii) plus or minus the accumulated results of the Issuer from the date of the Options to the exercise date, which is determined based on financial statements for each fiscal year ended after the date of the Options (with certain adjustments made for taxes paid),  (iii) minus dividends,  (iv) plus or minus any changes in capital, which is defined as contributions in cash or in kind by partners or third parties to increase the Issuer’s capital or disbursements made by the Issuer to shareholders to decrease the Issuer’s capital,  (v) divided by the number of shares outstanding.  The members of the Eskenazi family who are beneficiaries of the Options agreed that, if they exercise the Second Option Agreement, they will not transfer for a period of five years the 10% of outstanding capital stock of the Issuer that is subject to the Second Option Agreement, but have not made such an agreement as to the 0.1% of the outstanding capital stock of the Issuer that is also subject to the First Option Agreement.

The members of the Eskenazi family who are beneficiaries of the Options may only exercise their rights to purchase Class D Shares and/or ADSs pursuant to the First Option Agreement on one occasion and with respect to all of the Class D Shares and/or ADSs subject to such First Option Agreement.  With respect to the Second Option Agreement, such affiliates of the Petersen Group may exercise their rights to purchase Class D Shares and/or ADSs on one or more occasions during the exercise period of such Second Option Agreement.

Subject to certain terms and conditions contained in the Options, Repsol agrees to provide financing of up to 48% of the exercise price required to be paid for the Option Shares purchased by certain members of the Eskenazi family pursuant to the Options.  Repsol also agrees to finance or guarantee the financing of up to 100% of the price that the members of the Eskenazi family would be required to pay to purchase shares from other shareholders through a mandatory tender offer as a result of the Petersen Group along with certain members of the Eskenazi family acquiring an interest in the Issuer of greater than 15% (such commitment, the “Tender Offer Financing Commitment”), subject to certain terms and conditions contained in the Options.  The Tender Offer Financing Commitment is limited to a maximum amount equivalent to the price necessary to purchase 0.9% of the Issuer’s shares, which corresponds to the percentage of shares that were not owned by Repsol.

The Options also contain other customary terms and conditions, including representations and warranties and indemnities.

The foregoing description of the Options does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Options, which are attached hereto as Exhibits 7.04 and 7.05 and are incorporated by reference herein.

Seller Credit Agreement

Pursuant to the Seller Credit Agreement, Repsol advanced to Petersen Energía U.S. $1,015,000,000, subject to adjustments pursuant to the terms of the Dividend Agreement (as explained in more detail below), which amount Petersen Energía applied to purchase a portion of the Shares.  Cash was not disbursed to Petersen Energía in connection with the Seller Credit Agreement.  The Seller Credit Agreement is subordinated to the Loan and secured by the Shares only to the extent such Shares are not subject to a lien in favor of the lenders under the Loan, in accordance with the terms of the Intercreditor Agreement (as described below).

The Seller Credit Agreement matures on February 21, 2018 or the immediately preceding business day if such date is not a business day.  Principal payments are required to be made at certain periodic intervals commencing in 2013 until the maturity date.  The Seller Credit Agreement bears an interest rate per annum equal to 8.12% at any time prior to and including May 15, 2013 and thereafter at a rate equal to 7.0% per annum.  During the continuance of a payment default under the Seller Credit Agreement, an additional interest rate applies.

The Seller Credit Agreement also contains other customary terms and conditions.

The foregoing description of the Seller Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Seller Credit Agreement, which is attached hereto as Exhibit 7.06 and is incorporated by reference herein.

Direct Agreement

Under the Direct Agreement, Repsol agrees to pay the administrative agent under the Loan an amount equal to the principal, interest and other amounts payable by Petersen Energía under the Loan if the antitrust approval required by the Share Purchase Agreement is not obtained within 12 months after the date of the Share Purchase Agreement or if conditions are placed on such antitrust approval by the relevant antitrust authorities and, subject to the terms and conditions of the Share Purchase Agreement, either of Repsol or Petersen Energía determines that such conditions may have a material adverse impact on such party and such party invokes such conditions as a “Condición Resultoria” under the Share Purchase Agreement.  The Direct Agreement terminates at the earlier of the date on which such antitrust approval referred to above is received or upon payment by Repsol of the amount due under the Direct Agreement.  The Direct Agreement contains other terms and conditions not summarized herein.

The foregoing description of the Direct Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Direct Agreement, which is attached hereto as Exhibit 7.07 and is incorporated by reference herein.

Dividend Agreement

Under the Dividend Agreement, Petersen Energía and Repsol agree that Repsol shall have all rights to receive dividends to be distributed by the Issuer corresponding to the fiscal year ended December 31, 2006 that Petersen Energía has the right to receive as holder of the Shares, which amount is PS. 630,574,801.  If the exchange rate for the Argentine peso on February 29, 2008 results in the payment of dividends being more or less than U.S. $201,150,000, Petersen Energía or Repsol, as the case may be, shall pay to the other party the difference, i.e., if the amount is greater or if the amount is less, then any such difference will be applied to decrease or increase the amount due under the Seller Credit Agreement, as the case may be.

The foregoing description of the Dividend Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Dividend Agreement, which is attached hereto as Exhibit 7.08 and is incorporated by reference herein.

Supplemental Agreement

Under the terms of the Supplemental Agreement, Repsol is subject to the obligations explained below if before the fifth anniversary of February 21, 2008 any of the following events or circumstances occur, (A) Repsol does not maintain, directly or indirectly, holdings of at least 50.01% of the outstanding capital stock of the Issuer  (without taking into consideration the outstanding capital stock of the Issuer that is subject to the Options), excluding certain transfers permitted under the Shareholders Agreement, or (B) Repsol does not take such corporate acts as are necessary for the Issuer to (i) approve a dividend of 90% of its earnings for the prior fiscal year, (ii) pay such dividends in two installments each year, or (iii) pay an extraordinary dividend of U.S. $850,000,000, to be paid 50% in 2008 and 50% in 2009.

If following the occurrence of any of the events and circumstances described above the Loan has been declared due and payable or the collateral agent takes steps to enforce its rights on the collateral, Repsol must acquire the debt under the Loan from the lenders thereunder.  If the Loan has not been declared due and payable, Repsol must pay the full amount due under the Loan to the lenders.  Repsol also must acquire all outstanding capital stock of the Issuer and pay the termination fee under the Options. Similar obligations will apply with respect to debt incurred by affiliates of the Petersen Group in connection with the acquisition of shares or ADSs of the Issuer under the Options.

The foregoing description of the Supplemental Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Supplemental Agreement, which is attached hereto as Exhibit 7.09 and is incorporated by reference herein.

Other Agreements

Pursuant to a letter agreement, Repsol and Petersen Energia Pty Ltd. (the parent holding company of Petersen Energía) (“Holdings”) have agreed to indemnify the Issuer to the full extent permitted by law for certain specified indemnity payments the Issuer is required to make under the Registration Rights Agreement (except for certain indemnity payments resulting from a material misstatement or omission of fact contained in the resale shelf registration statement or prospectus the Issuer is required to file under the Registration Rights Agreement).  This letter agreement is attached hereto as Exhibit 7.10.

Repsol has sent a letter to the Issuer requesting that the Issuer take certain actions in relation to Petersen Energía’s acquisition of the Shares, including executing the Registration Rights Agreement, maintaining the effectiveness of a resale shelf registration statement for the Shares and executing other documents that may be required in connection with Petersen Energía’s acquisition of the Shares.  Repsol has agreed to reimburse the Issuer for any expenses, charges and/or attorney fees incurred as a result of the foregoing.  This letter is attached hereto as Exhibit 7.11.

Repsol has also entered into an Intercreditor Agreement with the lenders under the Loan, Petersen Energía and Holdings, pursuant to which Repsol agreed, among other things, that the Seller Credit Agreement will be subordinated to the Loan, subject to the terms and conditions contained therein.  This Intercreditor Agreement is attached hereto as Exhibit 7.12.

The foregoing descriptions do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the relevant agreement, each of which is attached hereto as the above-referenced Exhibit and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Exhibit 7.01:  Share Purchase Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A.

Exhibit 7.02:  Shareholders’ Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A.

Exhibit 7.03:  Registration Rights Agreement, dated as of February 21, 2008, by and among YPF Sociedad Anónima, Repsol YPF, S.A., Petersen Energía S.A., HSBC Bank plc, as collateral agent, Credit Suisse, London Branch, as administrative agent, and certain other parties named therein.

Exhibit 7.04:  First Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey.

Exhibit 7.05:  Second Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey.

Exhibit 7.06:  Seller Credit Agreement, dated as of February 21, 2008, among Petersen Energía, S.A., Repsol YPF, S.A. and The Bank of New York, as collateral agent

Exhibit 7.07:  Direct Agreement, dated as of February 21, 2008, among Repsol YPF, S.A., Credit Suisse International, Goldman Sachs International Bank, BNP Paribas, Banco Itaú Europa, S.A., Petersen Energía, S.A., Credit Suisse, London Branch and HSBC Bank plc, as collateral agent.

Exhibit 7.08:  Assignment of Dividend Rights Agreement, dated as of February 21, 2008, among Repsol YPF, S.A., Petersen Energía, S.A. and YPF S.A.

Exhibit 7.09: Agreement, dated as of February 21, 2008, among Repsol YPF, S.A., Petersen Energía Pty Ltd, Enrique Eskenazi, Sebastián Eskenazi, Matías Eskanezi Storey and Ezequiel Eskenazi Storey.

Exhibit 7.10:  Letter Agreement, dated as of February 21, 2008, among YPF Sociedad Anónima, Petersen Energía Pty Ltd. and Repsol YPF, S.A.

Exhibit 7.11:  Letter Agreement, dated as of February 5, 2008, between YPF Sociedad Anónima and Repsol YPF, S.A.

Exhibit 7.12: Intercreditor Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A, Credit Suisse International, Goldman Sachs International Bank, BNP Paribas, Banco Itaú Europa, S.A. Sucursal Financeira Exterior, Petersen Energía, S.A., Petersen Energía PTY, Ltd., Credit Suisse, London Branch, as senior agent and intercreditor agent and HSBC Bank plc, as collateral agent.

Exhibit 7.13:  Registration Rights Agreement, dated as of February 21, 2008, among Repsol YPF, S.A., Petersen Energía, S.A., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey, the Option Administrative Agent (as defined therein) and the Holders (as defined therein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Repsol YPF, S.A.

By:	/s/ Fernando Ramírez
Name: Fernando Ramírez
Title: Chief Financial Officer
Date: February 22, 2008

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPSOL YPF, S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Repsol YPF, S.A. (“Repsol”), are set forth below.  If no business address is given, the director’s or officer’s business address is Paseo de la Castellana, 278—280, 28046 Madrid, Spain.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Repsol.  Unless otherwise indicated below, all of the persons listed below are citizens of Spain.

Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Directors
Antonio Brufau Niubó	Chairman and Director, Member and Chairman of the Delegate Committee (Comisión Delegada) and Chief Executive Officer of Repsol YPF, S.A. Vice-Chairman of Gas Natural SDG, S.A.
Luis F. del Rivero Asensio
1st Vice-Chairman and Director, nominated for membership by Sacyr Vallehermoso, S.A., and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Executive Chairman of Sacyr Vallehermoso, S.A., and Director of the following entities of the Sacyr Vallehermoso Group: Testa Inmuebles en Renta, S.A., Sacyr, S.A.U., Vallehermoso División Promoción, S.A.U., Itínere Infraestructuras, S.A., Valoriza, S.A.U., Vice-Chairman of Autopista Vasco Aragonesa Concesionaria Española, S.A. Joint and Several Administrator of Sacyr Vallehermoso Participaciones Mobiliarias, S.L. and Chairman of Tesfran.

Isidre Fainé Casas
2nd Vice-Chairman and Director, nominated for membership by Criteria Caixa Corp. (Caja de Ahorros y Pensiones de Barcelona “la Caixa” Group), and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Chairman of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), Abertis Infraestructuras, S.A. and “la Caixa” Foundation; member of the Royal Academy of Economics and Finance and of the Royal Academy of Doctors; First Deputy Chairman of the Association of Spanish Savings Banks (CECA) and Chairman of the Association of Catalan  Savings Banks. He is also Chairman of Hodefi, S.A.S., Deputy Chairman of the Board of Directors of Telefónica and Director of Criteria Caixa Corp., BPI-SGPS-Banco Portugués de Investimento, Brisa Auto-Estradas de Portugal, S.A., Port Aventura, S.A. and Hisusa, S.A. (as representative of Criteria Caxa Corp.).

Juan Abelló Gallo
Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Chairman of Torreal, S.A. and Alcaliber, S.A. (as representative of Nueva Compañía de Inversiones, S.A.); Vicechairman of Sacyr Vallehermoso, S.A. (as representative of Nueva Compañía de Inversiones, S.A.) and CVNE (as representative of Austral, B.V.); and director of  Lanetro Zed, S.A. (as representative of Nueva Compañía de Inversiones, S.A.) and Grupo Banca Leonardo.

Paulina Beato Blanco
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, and Chairman of the Audit and Control Committee of Repsol YPF, S.A.

Advisor to the Iberoamerican Secretariat General (Secretaría General Iberoamericana), member of the Board of Directors of Solfocus Europe, professor for Economic Analysis in various universities and member of a special Board for promoting Knowledge Society in Andalusia.

Artur Carulla Font
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Nomination and Compensation Committee of Repsol YPF, S.A.

Managing Director of Arborinvest, S.A. and Corporación Agrolimen, S.A., Chairman of Affinity Petcare, S.A., Preparados Alimenticios, S.A. (Gallina Blanca Star), Biocentury, S.L., The Eat Out Group, S.L. and Reserva Mont-Ferrat, S.A., Director of Arbora & Ausonia, S.L.U, Quercus Capital Riesgo, SCR, RS, S.A. and Consorcio de Jabugo, S.A.,Vice-Chairman of Círculo de Economía, Vice-Chairman of Fundación ESADE, Member of Fundación Lluis Carulla and Member of the Management Board of Instituto de la Empresa Familiar and Member of Fundación MACBA (Museo de Arte Contemporáneo de Barcelona).

Luís Carlos Croissier Batista
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Director of Adolfo Dominguez, S.A., Testa Inmuebles en Renta, S.A., High Tech Hotels & Resorts, S.A., Eolia Renovables de Inversiones SCR, S.A., Grupo Copo de Inversiones, S.A. and Begar, S.A., and Sole Director of Eurofocus Consultores, S.L.

Carmelo de las Morenas López
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Audit and Control Committee of Repsol YPF, S.A.

Director of the Britannia Steam Ship Insurance Association Limited, Director of Orobaena S.A.T. and Director and Chairman of the Audit and Compliance Committee of FAES Farma, S.A.

Ángel Durández Adeva
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Audit and Control Committee of Repsol YPF, S.A.

Director of Gestevisión Telecinco, S.A., Member of the Advisory Board of Iroko Films, Arcadia Capital, Exponencial-Agencia de Desarrollos Audiovisuales, S.L., DBP Consultants, Ambers & Co, Responsables Consultores and FRIDE (Foundation for the international relations and the foreign development), Director of Real Estate Equity Portfolio, S.A., Chairman of Información y Control de Publicaciones, S.A., Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Fundación Euroamérica.

Javier Echenique Landiríbar
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada), and of the Audit and Control Committee of Repsol YPF, S.A.

Director of Telefónica Móviles, México, Actividades de Construcción y Servicios (ACS), S.A., Abertis Infraestructuras, S.A., Uralita, S.A., Grupo Empresarial ENCE, S.A., and Consulnor, S.A. Furthermore, Javier Echenique Landiríbar is Member of the Delegate Committee of Telefónica, S.A. in the Basque region, Member of the Foundation Board of Fundación Novia Salcedo, Director of Agencia de Calidad y Acreditación del Sistema Universitario Vasco and Member of the Círculo de Empresarios Vascos.

Antonio Hernández-Gil Álvarez-Cienfuegos
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Nomination and Compensation Committee of Repsol YPF, S.A.

Director and Member of the Audit and Control Committee of Barclays Bank, S.A.

Jose Manuel Loureda Mantiñán
Director, nominated for membership by Sacyr Vallehermoso, S.A. and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Director of Sacyr Vallehermoso, S.A. (as representative of Prilou, S.A.), Chairman of Valoriza, S.A.U. and Director of Autopista Vasco Aragonesa Concesionaria Española, S.A., Vallehermoso División Promoción, S.A.U., Testa Inmuebles en Renta, S.A., Sacyr, S.A.U. and Itinere Infraesturas, S.A.

Juan María Nin Génova
Director, nominated for membership by Criteria Caixa Corp (“la Caixa” Group) and member of the Nomination and Compensation Committee and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

CEO of “la Caixa” and Director of Criteria Caixa Corp and Gas Natural SDG, S.A. He currently serves on the Board of Trustees of the Federico García Lorca Foundation and the Board of Governors of the University of Deusto. He is also Vice-Chairman of “la Caixa” Foundation and member of Fundación del Consejo España/Estados Unidos.

PEMEX Internacional España, S.A.
Raul Cardoso Maycotte serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol YPF, S.A. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors. Director, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol YPF, S.A.

Managing director of PEMEX Internacional España, S.A. and P.M.I. Holdings Petróleos España, S.L., as well as the Mexican representative for OPEC and the International Energy Agency, amongst other forums.

Citizen of: México

Henri Philippe Reichstul
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Delegate Committee (Comisión Delegada) of Repsol YPF, S.A.

Member of the Strategic Board of ABDIB, Member of the Board of Ashmore Energy Internacional, Chairman of Brenco – Companhia Brasileira de Energía Renovável, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of Surveillance Board of Peugeot Citroen, S.A. and Vice-Chairman of the Brazilian Foundation for Sustainable Development.

Citizen of: Brazil

Luis Suárez de Lezo Mantilla
Director, Member of the Delegate Committee (Comisión Delegada), Secretary of the Board of Directors, Executive Director and General Counsel of Repsol YPF, S.A.

Director of Compañía Logística de Hidrocarburos, S.A. (CLH) and Repsol Gas Natural LNG, S.L.

Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Executive Officers (Who Are Not Directors)
Miguel Martínez San Martín	Chief Operating Officer
Pedro Fernández Frial	Executive Director of Downstream
Nemesio Fernández-Cuesta Luca de Tena	Executive Director of Upstream
Jaume Giró Ribas	Group Managing Director of Communication and Head of the Chairman’s Office
Antonio Gomis Sáez	Executive Director of YPF
Enrique Locutura Rupérez	Executive Director of LNG
Francisco Javier Macián Pérez	Group Managing Director of Human Resources
Fernando Ramírez Mazarredo	Chief Financial Officer
Cristina Sanz Mendiola	Group Managing Director of Resources